DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

As of February 20, 2020, Noble Corporation plc (the “Company”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: our Ordinary Shares, which are traded on the New York Stock Exchange under the trading symbol “NE”.

Description of Ordinary Shares

The following is a description of the rights of the Ordinary Shares and related provisions of the Company’s Articles of Association (the “Articles”). This description is a summary only and does not purport to be complete. It is qualified in its entirety by, and should be read in conjunction with, the complete text of the Articles, which we have incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.13 is a part, and the applicable provisions of English law. In the following description, a “shareholder” is the person registered in the Company’s register of members as the holder of the applicable shares.

Share Capital

The Company’s capital stock consists of Ordinary Shares, each having a par value of US$0.01. As of February 18, 2020, a total of 249,811,683 Ordinary Shares are allotted. The capital stock also consists of 50,000 deferred sterling shares. These sterling shares do not have any voting rights, any entitlement to dividends or any right to participate in any distribution on a winding up of the Company save that, after the return of the nominal value paid up or credited as paid up on every Ordinary Share in the capital of the Company and the distribution of £100,000,000 to each holder thereof, each deferred sterling share shall be entitled to £1.

All the Ordinary Shares issued and allotted are fully paid, duly authorized and validly issued.

Dividend Rights

Subject to the United Kingdom Companies Act 2006 (the “Companies Act”), the board of directors (the “Board”), by ordinary resolution, may declare a dividend to be paid to the shareholders in accordance with their respective rights and interests in the Company and may fix the time for payment of such dividend. The Board may from time to time, subject to the Articles, declare and pay (on any class of shares of any amounts and in any currency) dividends on its issued share capital only out of its “distributable reserves” on its statutory balance sheet, defined as its “accumulated, realized profits, so far as not previously utilized by distribution or capitalization, less accumulated, realized losses, so far as not previously written off in a reduction or reorganization of capital.” The Company is not permitted to pay dividends out of share capital, which includes share premium. Realized reserves are determined in accordance with generally accepted accounting principles at the time the applicable accounts are prepared. The Company will not be permitted to make a distribution if, at the time, the amount of its net assets is less than the aggregate of its issued and paid-up share capital and undistributable reserves or to the extent that the distribution will reduce the net assets below such amount.

Subject to the Companies Act and all other applicable statutes, the Board may also from time to time pay to the shareholders such interim dividends as appear to the Board to be justified by the profits of the Company available for distribution and the position of the Company.

No dividend shall exceed the amount recommended by the Board. There are no fixed dates on which entitlement to dividends arise on any of the Ordinary Shares.

The Board may direct the payment of all or any part of a dividend to be satisfied by distributing specific assets, in particular paid-up shares or debentures of any other company. The Articles also permit a scrip dividend scheme under which shareholders may be given the opportunity to elect to receive fully paid Ordinary Shares instead of cash, with respect to all or part of future dividends.

Each Ordinary Share ranks pari passu with all other shares in the capital of the Company for any dividend declared.

Except as otherwise provided by the Articles or the rights attached to any shares, all dividends shall be declared and paid according to the amounts paid on the shares in respect of which the dividend is paid, but no amount paid on a share in advance of the date upon which a call is payable shall be treated as paid on the share. If a shareholder owes any money to the Company relating in any way to any class of Ordinary Shares, the Board may deduct any of this money from any dividend on the applicable shares, or from other money payable by the Company in respect of these shares. Money deducted in this way may be used to pay the amount owed to the Company.

Unclaimed dividends and other amounts payable by the Company can be invested or otherwise used by directors for the benefit of the Company until they are claimed under English law. All dividends remaining unclaimed for a period of 12 years after they first became due for payment will be forfeited and cease to be owing to the shareholder.

Terms of Conversion

The Ordinary Shares are not convertible into any other security.

Subject to the provisions of the applicable statutes and to the rights of the Ordinary Shares, whenever the capital of the Company is divided into different classes of shares, the rights attached to any class may (unless otherwise provided by the terms of issue of the shares of that class) be varied or abrogated, whether or not the Company is being wound up, either with the consent in writing of the holders of not less than 75% in nominal amount of the issued shares of the affected class, or with the sanction of a special resolution passed at a separate general meeting of the holders of shares of that class (but not otherwise).

Redemption Provisions

The Ordinary Shares are not redeemable or liable to be redeemed at the option of the Company.

Voting Rights

The Articles provide that, at a general meeting of shareholders, any resolutions put to a vote must be decided on a poll.

Subject to any rights or restrictions as to voting attached to any class of shares and subject to disenfranchisement (i) in the event of non-payment of any call or other sum due and payable in respect of any shares not fully paid, (ii) in the event of any non-compliance with any Statutory Notice (as defined under “-Voting in General Meetings” below) requiring disclosure of an interest in shares, (iii) in relation to resolutions proposed by shareholders without complying with the Articles or (iv) where any shares are held by or on behalf of a subsidiary of the Company, every shareholder present at a general meeting in person or by proxy or by representative (in the case of a corporate shareholder) shall have one vote for each share of which he or she is the holder, proxy or representative. A shareholder entitled to more than one vote need not, if he or she votes, use all his or her votes or cast all the votes in the same way.

In the case of joint holders, the vote of the person whose name stands first in the register of shareholders and who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of any votes tendered by any other joint holders.

The Company may by ordinary resolution of its shareholders:

•	authorize its directors to increase its share capital by allotting new shares;

•	consolidate and divide all or any of its share capital into shares of a larger nominal amount than the existing shares; and

•	subdivide any of its shares into shares of a smaller nominal amount than its existing shares.

Voting in General Meetings

The quorum for a general meeting of shareholders is the shareholders who together represent at least the majority of the voting rights of all the shareholders entitled to vote at the meeting, present in person or by proxy (i.e., any shares whose voting rights have been disenfranchised pursuant to the Companies Act shall be disregarded for the purposes of determining a quorum). However, the following matters require the presence of shareholders who together represent at least two-thirds of the voting rights of all the shareholders entitled to vote at a meeting:

•	the adoption of a resolution to remove a serving member of the Board; and

•
the adoption of a resolution to amend, vary, suspend the operation of, disapply or cancel the provisions of the Articles relating to (i) the quorum and voting requirements for general meetings of shareholders, (ii) the election and removal of directors and the size of the Board, (iii) “fair price” protections in relation to business combinations and (iv) transactions with “interested shareholders.”

An annual general meeting shall be called by not less than 21 clear days’ notice. For all other general meetings except general meetings properly requisitioned by shareholders, such meetings shall be called by not less than 21 clear days’ notice. The notice of meeting may also specify a time by which a person must be entered on the register in order to have the right to attend or vote at the meeting. The number of shares then registered in their respective names shall determine the number of votes a person is entitled to cast at that meeting.

Under the Companies Act, “clear days” are calculated by excluding the day the notice is given and the day of the meeting. This calculation includes a 48-hour working day deemed delivery provision, where notice is deemed delivered 48 hours after postage. In calculating the period of hours, no account shall be taken of Sundays or bank holidays.

No shareholder shall, unless the Board otherwise determines, be entitled to vote at any general meeting or at any separate general meeting of the holders of any class of shares in the Company, unless all calls or other sums presently payable by them in respect of shares in the Company have been paid.

Where any holder of Ordinary Shares has been issued with a notice pursuant to Section 793 of the Companies Act (a “Statutory Notice”) and has failed in relation to any shares held by him or her (the “Default Shares”) to comply with the Statutory Notice within (i) 14 days (in the case where the Default Shares represent at least 0.25% of their class) or (ii) 28 days (in any other case) from the date of the Statutory Notice, then the Board may service on such holder of Default Shares a notice (a “Disenfranchisement Notice”) following which that holder shall have no voting rights unless and until a notice to withdraw a Disenfranchisement Notice has been serviced on the holder or the Disenfranchisement Notice is otherwise deemed to have been withdrawn following receipt by the Company of the information required by the Statutory Notice.

A Statutory Notice allows a public company, if it knows or has reasonable cause to believe that a person has an interest in its shares, to issue a notice to that person requiring them to confirm or deny their interest and to disclose certain information about that interest.

An appointment of proxy (whether in hard copy form or electronic form) must be received by the Company not less than 48 hours before the time appointed for holding the meeting or the adjournment of the meeting at which the person named in the appointment of proxy proposes to vote and at such time as may be specified by the Board in compliance with the provisions of the Companies Act.

Pursuant to the Companies Act, any Ordinary Shares held by or for the benefit of any of the Company’s subsidiaries will not have voting rights.

Classification of the Board of Directors

There is no classification of the Board. All directors stand for election at each successive annual general meeting.

Liquidation Rights

Each Ordinary Share ranks pari passu with all other shares in the capital of the Company for any distribution made on a winding-up of the Company.

In the event of a voluntary winding-up of the Company, the liquidator may, with the sanction of a special resolution of the Company and any other sanction required by the laws of England and Wales or the rights of any other class of shares, divide among the shareholders in specie the whole or any part of the assets of the Company.

The liquidator may also, with the same authority, transfer the whole or any part of the assets to trustees of any trusts for the benefit of the shareholders as the liquidator decides. No past or present shareholder can be compelled to accept any asset that could subject him or her to a liability.

Pre-emption Rights

The Ordinary Shares are subject to statutory pre-emption rights. Under Section 549 of the Companies Act, directors are, with certain exceptions, unable to allot securities without being authorized either by the shareholders in a general meeting or by the articles of association of a company pursuant to Section 551 of the Companies Act. In addition, under the Companies Act, the issuance of equity securities that are to be paid for wholly in cash (except shares held under an employee’s share scheme) must be offered first to the existing equity shareholders in proportion to the respective nominal (i.e., par) values of their holdings on the same or more favorable terms, unless a special resolution (i.e., 75% of votes cast) to the contrary has been passed in a general meeting of shareholders or the articles of association otherwise provide an exclusion from this requirement (which exclusion can be for a maximum of five years after which a further shareholder approval would be required to renew the exclusion). In this context, “equity securities” generally means shares other than shares that, with respect to dividends or capital, carry a right to participate only up to a specified amount in a distribution (and therefore includes the Ordinary Shares) and all rights to subscribe for or convert securities into such shares.

A shareholder resolution passed on April, 26, 2019 authorizes the Board to allot equity securities (including Ordinary Shares) or to grant rights to subscribe for or convert or exchange any security into shares up to an aggregate nominal amount of $830,000 and to exclude pre-emptive rights in respect of such issuances for the same period of time. Such authority will continue until the conclusion of the next annual general meeting of shareholders (or, if earlier, at the close of business on July 26, 2020) and thereafter it must be renewed by a vote of the shareholders.

The Companies Act prohibits an English company from issuing shares for no consideration, including with respect to grants of restricted stock made pursuant to equity incentive plans. Accordingly, the nominal value of the shares issued upon the lapse of restrictions or the vesting of any restricted stock award or any other share-based grant underlying any Ordinary Shares must be paid pursuant to the Companies Act.

Liability to Further Calls

The shares are fully paid up and there is no liability to further calls. There are no sinking fund provisions relating to the Ordinary Shares in the Articles.

Limitations on Share Ownership

There are no restrictions on alienability of the securities. Under English law, persons who are neither residents nor nationals of the United Kingdom may freely hold, vote and transfer the Ordinary Shares in the same manner and under the same terms as U.K. residents or nationals.

Transfer of Shares

The Board may only refuse to register a transfer:

•	if the shares in question are not fully paid;

•	if it is not duly stamped (if such a stamp is required);

•	if it is not presented for registration together with the share certificate and such evidence of title as Board

•	reasonably requires;

•	if its is with respect to more than one class of shares;

•	if it is in favor of more than four persons jointly;

•	if it is with respect to shares on which the Company has a lien; or

•	in certain circumstances, if the holder has failed to provide the required particulars to the Company in response to a Statutory Notice, as described in “-Voting in General Meetings” above.

If the Board refuses to register a transfer of a share, it shall, within two months after the date on which the transfer was lodged with the Company, send to the transferee notice of the refusal, together with its reasons for refusal.

Change in Control of the Registrant

Fair Price Provisions

The Articles include “fair price provisions” that require the approval of at least 80% of the voting shares before the Company may enter into certain “business combinations” with an “interested shareholder” unless:

•the business combination is approved by a majority of the disinterested members of the Board; or
•the aggregate amount of cash and the fair market value of the consideration other than cash to be received by
•the shareholders in the business combination meets certain specified threshold minimum standards, and
•certain specified events have occurred or failed to occur, as applicable

For purposes of the fair price provisions, “business combination” is broadly defined to include mergers and consolidations of the Company or its subsidiaries with an interested shareholder or any other person that is or would be an interested shareholder after such transaction; a sale, exchange or mortgage of assets having a fair market value of $1.0 million or more to an interested shareholder or an affiliate of an interested shareholder; any merger or consolidation of any subsidiary of the Company with an aggregate fair market value of $1.0 million or more with an interested shareholder or an affiliate of an interested shareholder; and the issuance or transfer of securities in the Company.

For purposes of the fair price provisions, “interested shareholder” is generally defined as a person who, together with any affiliates of that person, beneficially owns, directly or indirectly, 5% or more of the combined voting power of the then issued and outstanding Ordinary Shares of the Company.

Business Combinations with Interested Shareholders

The Articles also provide that, in general, the Company may not engage in a business combination with an interested shareholder for a period of three years after the time of the transaction in which the person became an interested shareholder.
The prohibition on business combinations with interested shareholders does not apply in some cases, including if:

•the Board, prior to the time of the transaction in which the person became an interested shareholder,
•approves (i) the business combination or (ii) the transaction in which the shareholder becomes an
•interested shareholder;
•upon consummation of the transaction that resulted in the shareholder becoming an interested shareholder,
•the interested shareholder owned at least 85% of the voting shares of the Company outstanding at the
•time the transaction commenced; or
•the Board and the holders of at least two-thirds of the outstanding voting shares of the Company excluding
•shares owned by the interested shareholder, approve the business combination on or after the time of the
•transaction in which the person became an interested shareholder.

For purposes of these provisions, “business combination” is broadly defined to include mergers and consolidations of the Company or its subsidiaries with an interested shareholder or any other person that is or would be an interested shareholder after such transaction; a sale, exchange or mortgage of assets having a fair market value of $1.0 million or more to an interested shareholder or an affiliate of an interested shareholder; any merger or consolidation of any subsidiary of the Company with an aggregate fair market value of $1.0 million or more with an interested shareholder or an affiliate of an interested shareholder; the issuance or transfer of securities in the Company or its subsidiaries having a fair market value of $1.0 million or more to an interested shareholder or an affiliate of an interested shareholder; the adoption of a plan of liquidation or dissolution proposed by any interested shareholder or an affiliate of an interested shareholder; and any reclassification of securities or other transaction which has the effect, directly or indirectly, of increasing the number of shares beneficially owned by an interested shareholder or an affiliate of an interested shareholder.

As defined in the Articles, an interested shareholder for the purposes of these provisions generally includes any person who, together with that person’s affiliates or associates, (i) owns 15% or more of the issued Ordinary Shares of the Company or

(ii) is an affiliate or associate of the Company and owned 15% or more of the issued Ordinary Shares of the Company at any time within the previous three years.

There are no further provisions in the Articles that would have an effect of delaying, deferring or preventing a change in control of the Company.
United Kingdom Taxation
The Company is incorporated and tax resident in the United Kingdom. The following is intended as a general guide to the U.K. tax implications relating only to certain limited aspects of holding or disposing of the Ordinary Shares. It relates only to the U.K. tax effects of these matters for people who are resident in the United States and are neither resident nor domiciled in the United Kingdom. It is based on current U.K. tax law and what is understood to be Her Majesty's Revenue and Customs’ (“HMRC”) current published practice as of the filing date of this exhibit, both of which are subject to change at any time (in particular, in light of the withdrawal of the United Kingdom from the European Union (“Brexit”), possibly with retrospective effect). The following description does not constitute tax advice and is intended only as a general guide.

The following description may not apply to certain shareholders, such as, but not limited to, persons who are connected with the Company, dealers in securities, broker dealers, insurance companies, charities, collective investment schemes, pension schemes, shareholders who are exempt from U.K. taxation, shareholders who hold their shares as investments or shareholders who acquire or acquired or are deemed to have acquired, their ordinary shares by virtue of an office or employment. Such shareholders may be subject to special rules. Shareholders who are in any doubt as to their tax position or who are subject to tax in a jurisdiction other than the United Kingdom should consult an appropriate professional adviser. In particular, non-U.K. resident or domiciled persons are advised to consider in detail the potential impact of any applicable double tax agreements.
Dividends
There is no U.K. withholding tax on dividends paid by the Company. Individual shareholders who are not resident or domiciled in the United Kingdom and who hold their Ordinary Shares as an investment and not in connection with any trade carried on by them would not generally be subject to U.K. tax on dividends received from the Company. Corporate shareholders that are not resident in and have no permanent establishment in the United Kingdom and that hold their Ordinary Shares as an investment and not in connection with any trade carried on by them would not generally be subject to U.K. tax on dividends received from the Company.
Chargeable Gains
An individual shareholder who is not resident or domiciled in the United Kingdom should not be liable to U.K. capital gains tax on capital gains realized on the disposal of his or her Ordinary Shares unless such shareholder carries on a trade, profession or vocation in the United Kingdom through a branch or agency in the United Kingdom to which the Ordinary Shares are attributable. An individual shareholder who is temporarily non-resident for U.K. tax purposes will, in certain circumstances, become liable to U.K. tax on capital gains in respect of gains realized while he or she was not resident in the United Kingdom. A corporate shareholder that is not resident in the United Kingdom and has no permanent establishment in the United Kingdom (including one to which the ordinary shares are attributable) should not be liable for U.K. corporation tax on chargeable gains realized on the disposal of any Ordinary Shares.
Stamp Duty and Stamp Duty Reserve Tax
The following statements are intended as a general guide to the current U.K. stamp duty and stamp duty reserve tax (“SDRT”) position, and apply regardless of whether or not a shareholder is resident or domiciled in the United Kingdom. It should be noted that certain categories of persons, including market makers, brokers, dealers and other specified market intermediaries, are entitled to exemption from stamp duty and SDRT in respect of purchases of securities in specified circumstances.

As a general rule, no stamp duty or SDRT is payable on an issuance of shares in a U.K. company, but transfers of shares in a U.K. company will attract a stamp duty or SDRT charge equal to 0.5% of the consideration for the shares, rounded up to the nearest £5 in the case of stamp duty.
Depositary Arrangements and Clearance Services
Special rules apply where ordinary shares are issued or transferred to either a person (or a nominee or agent for such person) whose business is or includes issuing depositary receipts within Section 67 or Section 93 of the Finance Act 1986 or a person (or a nominee or agent for such person) providing a clearance service within Section 70 or Section 96 of the Finance Act 1986, under which stamp duty or SDRT may be charged at a higher rate of 1.5%. However, where a clearance service has made and maintained an election under Section 97A of the Finance Act 1986, the 1.5% charge will not apply as transfers of ordinary shares into and within that clearance service would then be subject to stamp duty or SDRT at the normal 0.5% rate. We understand that HMRC regards the Depository Trust Company (“DTC”) as a clearance service for these purposes and that no applicable election under Section 97A(1) has been made.

However, on the basis of recent case law, HMRC has confirmed that it will no longer seek to impose stamp duty or SDRT at the rate of 1.5% on issues of U.K. shares to depositary receipt issuers and clearance systems, or on transfers of such shares to such issuers and systems where those transfers are integral to the raising of capital by a company. However, HMRC’s view is that the applicable case law does not have any impact upon the transfer (on sale or otherwise than on sale) of shares or securities to depositary receipt systems or clearance services that are not an integral part of an issue of share capital and so the 1.5% SDRT or stamp duty charge will continue to apply to such transfers. Therefore, if Ordinary Shares are withdrawn from the facilities of DTC, a charge to stamp duty or SDRT at 1.5% may arise on a subsequent redeposit of ordinary shares into the facilities of DTC.

It should also be noted that the 1.5% charge for all issues of shares into depositary receipt systems and clearance services remains as a provision of U.K. statute and that the removal of the 1.5% charge is based upon the provisions of E.U. law. There is therefore a risk that this could be affected by Brexit. The 2017 Autumn Budget included a statement that the government will not reintroduce the 1.5% charge on the issue of shares (and transfers integral to capital raising) into clearance services following Brexit, but the charge will remain as a provision of U.K. statute. To the extent that U.K. law is changed, including as a result of Brexit, restrictive measures may be taken in relation to trading in the Company’s shares. Specific professional advice should be sought before incurring a 1.5% stamp duty or SDRT charge in any circumstance.

Transfers of Ordinary Shares within a clearance system or depositary receipt system should not attract a charge to stamp duty or SDRT in the United Kingdom provided that there is no written instrument of transfer and no election is, or has been, made by the clearance system under Section 97A of the Finance Act 1986.

Transfers of Ordinary Shares within a clearance system where an election has been made by the clearance system under Section 97A of the Finance Act 1986 will generally be subject to SDRT (rather than stamp duty) at a rate of 0.5% of the amount or value of the consideration.

The transfer on sale of Ordinary Shares (outside the facilities of a clearance service such as DTC) by a written instrument of transfer will generally be liable to U.K. stamp duty at the rate of 0.5% of the amount or value of the consideration for the transfer. The purchaser normally pays the stamp duty.

An agreement to transfer Ordinary Shares (outside the facilities of a clearance service such as DTC) will generally give rise to a liability on the purchaser to SDRT at the rate of 0.5% of the amount or value of the consideration, but where an instrument of transfer is executed and duly stamped before the expiration of a six-year period beginning on the date of that agreement, (i) any SDRT that has not been paid ceases to be payable and (ii) any SDRT that has been paid may be recovered from HMRC, generally with interest.

A share buyback by the Company of Ordinary Shares will give rise to stamp duty at the rate of 0.5% of the consideration payable by the Company, and such stamp duty will be paid by the Company.